SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

Attached to this Form 6-K are the Dutch statutory accounts of Mobileye N.V. (the “Company”) prepared in accordance with International Financial Reporting Standards for the year ended December 31, 2013 (the “2013 Accounts”) that have been presented for adoption to the shareholders of the Company at the Company’s Annual General Meeting to be held on December 12, 2014.

Exhibit No.	Description of Exhibit

99.1	2013 Dutch statutory accounts of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 2, 2014

MOBILEYE N.V.

	By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer